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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Waye                        Thom
--------------------------------------------------------------------------------
   (Last)                       (First)                   (Middle)

                           c/o Commonwealth Associates, L.P.
                              830 Third Avenue, 4th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York                         New York                10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

January 16, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

eB2B Commerce Inc. (DHB)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X(1)|  Director                          |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.0001
per share                                317                          D
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS                 (Over)
THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.          SEC 1473 (7/02)

Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series B Convertible     anytime    -               Common Stock ($.0001   300           (2)            D
Preferred  Stock,                                   par value)
par value $.0001 per
share
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Warrants to Purchase     4/18/00     4/18/05        Common Stock ($.0001   1,827         $2.0677 per    D
Common Stock                                        par value)                           share
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Warrants to Purchase     10/7/99     10/7/06        Common Stock ($.0001   2,793         $2.0677 per    D
Common Stock                                        par value)                           share
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Warrants to Purchase     12/2/99     12/2/06        Common Stock ($.0001   7,821         $2.0677 per    D
Common Stock                                        par value)                           share
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Warrants to Purchase     4/18/00     4/18/07        Common Stock ($.0001   735           $2.0677 per    D
Common Stock                                        par value)                           share
------------------------------------------------------------------------------------------------------------------------------------
Unit Purchase Options    4/4/01      4/16/06        Series C Convertible   .04688        (3)            D
                                                    Preferred Stock, par
                                                    value $.0001 and
                                                    Warrants

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On January 16, 2003, the Reporting Person was appointed to the Board of Directors of the Issuer.

(2) Each share of Series B Convertible Preferred Stock is exercisable at anytime at the conversion rate of 1.63, converting into 489 shares of Common Stock.

(3) The Unit Purchase Options covert into 469 shares of Series C Convertible Preferred Stock (which is convertible into 2,606 shares of Common Stock) and 1,292 Warrants to purchase Common Stock at an exercise price of $6.75.



                             /s/Thom Waye                       1/24/03
                           -----------------------------   ---------------------
                           **Signature of Reporting Person       Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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